Exhibit (k)(3)

EXPENSE SUPPORT AND CONDITIONAL REIMBURSEMENT AGREEMENT

This Expense Support and Conditional Reimbursement Agreement (this “Agreement”) is made this 7th day of July, 2025, by and between Monroe Capital Enhanced Corporate Lending Fund, a Delaware statutory trust (the “Fund”), and Monroe Capital BDC Advisors, LLC, a Delaware limited liability company (the “Adviser”).

WHEREAS, the Fund is a newly organized, non-diversified, closed-end management investment company that intends to elect to be regulated as a business development company under the Investment Company Act of 1940, as amended (the “Investment Company Act”);

WHEREAS, the Fund intends to retain the Adviser to furnish investment advisory services to the Fund on the terms and conditions set forth in an investment advisory agreement to be entered into between the Fund and the Adviser, as may be amended or restated from time to time (the “Investment Advisory Agreement”);

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration, the parties hereby agree as follows:

1.	Adviser Expense Payments to the Fund

(a)	On a monthly basis, the Fund shall pay its Operating Expenses to the extent such Operating Expenses are equal to or less than 1.00% (on an annualized basis) of the Fund’s average net asset value. The Adviser shall pay the Operating Expenses of the Fund on the Fund’s behalf to the extent such Operating Expenses exceed 1.00% (on annualized basis) of the Fund’s average net asset value (each such payment, a “Required Expense Payment”). For purposes of this Agreement, “Operating Expenses” means all of the Fund’s operating costs and expenses incurred (including organization and offering expenses), as determined in accordance with generally accepted accounting principles for investment companies, less base management and incentive fees owed to the Adviser, shareholder servicing and/or distribution fees, and borrowing costs. Notwithstanding the foregoing, the Adviser shall pay for up to $1.0 million of the Fund’s organization and offering expenses on the Fund’s behalf without reimbursement or recoupment under this Agreement or otherwise, which amount shall not be included in the calculation of “Operating Expenses” under this Agreement.

(b)	At such times as the Adviser determines, the Adviser may elect to pay certain expenses of the Fund on the Fund’s behalf (each such payment, a “Voluntary Expense Payment” and, together with the Required Expense Payment, the “Expense Payments”). In making a Voluntary Expense Payment, the Adviser will designate, as it deems necessary or advisable, what type of expense it is paying (including, whether it is paying organization or offering expenses); provided that no portion of a Voluntary Expense Payment under this Agreement will be used to pay any interest expense or distribution and/or shareholder servicing fees of the Fund.

(c)	The Adviser’s obligation to make a Required Expense Payment shall automatically become a liability of the Adviser and the Fund’s right to receive a Required Expense Payment shall be an asset of the Fund on the last calendar day of the applicable month. Any Required Expense Payment shall be paid by the Adviser to the Fund in any combination of cash or other immediately available funds and/or offset against amounts due from the Fund to the Adviser or its affiliates no later than forty-five days after such obligation was incurred.

(d)	The Fund’s right to receive a Voluntary Expense Payment shall be an asset of the Fund upon the Adviser committing in writing to pay the Voluntary Expense Payment. Any Voluntary Expense Payment that the Adviser has committed to pay shall be paid by the Adviser to the Fund in any combination of cash or other immediately available funds no later than forty-five days after such commitment was made in writing, and/or offset against amounts due from the Fund to the Adviser or its affiliates.

2.	Reimbursement of Expense Payments by the Fund

(a)	Upon and following the Fund’s initial issuance of its common shares of beneficial interest to investors that are not affiliates of the Adviser, following any calendar month (such calendar month, the “Applicable Calendar Month”) in which Available Operating Funds (as defined below) exceed the cumulative distributions accrued to the Fund’s shareholders based on distributions declared with respect to record dates occurring in the Applicable Calendar Month (the amount of such excess being hereinafter referred to as “Excess Operating Funds”), the Fund shall pay such Excess Operating Funds, or a portion thereof in accordance with Sections 2(b) and 2(c), as applicable, to the Adviser until such time as all Expense Payments made by the Adviser to the Fund within three years prior to the last business day of the Applicable Calendar Month have been reimbursed. Any payments required to be made by the Fund pursuant to this Section 2(a) shall be referred to herein as a “Reimbursement Payment.” For purposes of this Agreement, “Available Operating Funds” means the sum of (i) the Fund’s net investment income calculated in accordance with U.S. GAAP, (ii) the Fund’s net capital gains (including the excess of net long-term capital gains over net short-term capital losses) and (iii) dividends and other distributions paid to the Fund on account of investments in portfolio companies (to the extent such amounts listed in clause (iii) are not included under clauses (i) and (ii) above).

(b)	The amount of the Reimbursement Payment for any Applicable Calendar Month shall equal the lesser of (i) the Excess Operating Funds in such month and (ii) the aggregate amount of all Expense Payments made by the Adviser to the Fund within three years prior to the last business day of such Applicable Calendar Month that have not been previously reimbursed by the Fund to the Adviser; provided that the Adviser may waive its right to receive all or a portion of any Reimbursement Payment in any particular calendar month, in which case such waived amount will remain unreimbursed Expense Payments reimbursable in future months pursuant to the terms of this Agreement.

(c)	Notwithstanding anything to the contrary in this Agreement, no Reimbursement Payment for any Applicable Calendar Month shall be made if: (1) the Fund’s Operating Expense Ratio at the time of such proposed Reimbursement Payment is greater than the Operating Expense Ratio at the time the Expense Payment was made to which such Reimbursement Payment relate, or (2) the Fund’s Operating Expense Ratio exceeds 1.00% (on an annualized basis). The “Operating Expense Ratio” is calculated by dividing Operating Expenses by the Fund’s monthly average net assets.

(d)	Upon and following the Fund’s initial issuance of its common shares of beneficial interest to investors that are not affiliates of the Adviser, the Fund’s obligation to make a Reimbursement Payment shall automatically become a liability of the Fund on the last business day of the Applicable Calendar Month, except to the extent the Adviser has waived its right to receive such payment for the Applicable Calendar Month. In connection with any Reimbursement Payment, the Fund may deliver a notice. The Reimbursement Payment for any Applicable Calendar Month shall be paid by the Fund to the Adviser in any combination of cash or other immediately available funds as promptly as possible following such Applicable Calendar Month and in no event later than forty-five days after the end of such Applicable Calendar Month.

(e)	All Reimbursement Payments hereunder shall be deemed to relate to the earliest unreimbursed Expense Payments made by the Adviser to the Fund within three years prior to the last business day of the Applicable Calendar Month in which such Reimbursement Payment obligation is accrued.

3.	Termination and Survival

(a)	This Agreement shall become effective as of the date of this Agreement first set forth above.

(b)	This Agreement may be terminated, without the payment of any penalty, by the Fund or the Adviser at any time, with or without notice.

(c)	This Agreement shall automatically terminate in the event of or upon (i), following execution of the Investment Advisory Agreement, the termination by the Fund of the Investment Advisory Agreement (but for the avoidance of doubt, not upon an amendment or amendment and restatement of the Investment Advisory Agreement); (ii) a determination by the board of trustees of the Fund to dissolve or liquidate the Fund; or (iii) a quotation or listing of the Fund’s securities on a national securities exchange (including through an initial public offering) or a sale of all or substantially all of the Fund’s assets to, or a merger or other liquidity transaction with, an entity in which the Fund’s shareholders receive shares of a publicly-traded company which continues to be managed by the Adviser or an affiliate thereof.

(d)	Sections 3 and 4 of this Agreement shall survive any termination of this Agreement. Notwithstanding anything to the contrary herein, Section 2 of this Agreement shall survive any termination of this Agreement with respect to any Expense Payments that have not been reimbursed by the Fund to the Adviser.

4.	Miscellaneous

(a)	The captions of this Agreement are included for convenience only and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(b)	This Agreement contains the entire agreement of the parties and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof.

(c)	Notwithstanding the place where this Agreement may be executed by any of the parties hereto, this Agreement shall be construed in accordance with the laws of the State of New York. For so long as the Fund is regulated as a business development company under the Investment Company Act, this Agreement shall also be construed in accordance with the applicable provisions of the Investment Company Act. In such case, to the extent the applicable laws of the State of New York or any of the provisions herein conflict with the provisions of the Investment Company Act, the latter shall control. Further, nothing in this Agreement shall be deemed to require the Fund to take any action contrary to the Fund’s Declaration of Trust or Bylaws, as each may be amended or restated from time to time, or to relieve or deprive the board of trustees of the Fund of its responsibility for and control of the conduct of the affairs of the Fund.

(d)	If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule or otherwise, the remainder of this Agreement shall not be affected thereby and, to this extent, the provisions of this Agreement shall be deemed to be severable.

(e)	The Fund shall not assign this Agreement or any right, interest or benefit under this Agreement without the prior written consent of the Adviser.

(f)	This Agreement may be amended only in writing by mutual consent of the parties. This Agreement may be executed by the parties on any number of counterparts, delivery of which may occur by facsimile or as an attachment to an electronic communication, each of which shall be deemed an original, and all of said counterparts taken together shall be deemed to constitute one and the same instrument.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized representatives as of the date first written above.

MONROE CAPITAL ENHANCED CORPORATE LENDING FUND

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Trustee

MONROE CAPITAL BDC ADVISORS, LLC

By:	/s/ Theodore L. Koenig
Name:	Theodore L. Koenig
Title:	Authorized Signatory